Exhibit 99.9

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL POSTS 2011 ANNUAL RESULTS

JAKARTA – November 2, 2011 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced the filing of its 2011 Fiscal Year end results and audited financial statements on SEDAR. A summary of Fiscal 2011 results follows. Full copies of the results are available for download from the SEDAR website at www.sedar.com.

Selected Annual Information
The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2011, 2010 and 2009.

		2011		2010		2009

Sales	$	Nil	$	Nil	$	Nil
Income (Loss) for the Year		$(1,893,765)		$(1,275,386)		$(3,128,587)
Income (Loss) per Share – Basic		$(0.03)		$(0.02)		$(0.05)
Income (Loss) per Share – Diluted		$(0.03)		$(0.02)		$(0.05)
Total Assets		$44,484		$119,156		$635,709
Total Long-term Liabilities	$	Nil	$	Nil	$	Nil
Dividends Declared	$	Nil	$	Nil	$	Nil

Current Working Capital Situation
As at June 30, 2011, the Company’s consolidated financial statements reflect a working capital deficit of $821,559. This represents a decrease in working capital of $636,961 compared to the June 30, 2010 working capital deficit of $184,598. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at June 30, 2011 was $17,427 compared to $88,843 as at June 30, 2010, representing a decrease of $71,416. The Company used $100,901 for operating activities during the year ended June 30, 2011 compared with $686,628 in the year ended June 30, 2010. The cash resources used for investing activities during the year ended June 30, 2011 was $515 compared with $1,469 for the year ended June 30, 2010. The cash resources provided by financing activities during the year ended June 30, 2011 was $30,000 compared with $185,010 in the year ended June 30, 2010.

Investments
The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

Finance
During the year ended June 30, 2011 the Company received $30,000 from the issuance of promissory notes to related parties.

Operations for the Year Ended June 30, 2011
Overall, the Company had a loss from operations during the year ended June 30, 2011 of $1,893,765 compared to $1,275,386 in the year ended June 30, 2010. The Company had a loss per share of $0.03 in 2011 compared to a loss per share of $0.02 in 2010. General and administrative expenses increased by $632,965 from $1,273,922 to $1,906,887 for the years ended June 30, 2010 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees increased from $79,008 to $1,115,458 as the result of the revaluation of 10,000,000 warrants during the year. The majority of the other expenditure items in this category decreased from 2011 to 2010 including consulting fees that decreased $10,000 from $92,500 to $82,500 as a result of the termination of the agreement with Aspen Capital Partners during the current year. Cash financing fees decreased from $14,800 to $nil as there were no private placements completed during the current year. Investor relations costs decreased from $39,070 to $nil as a result of the termination of two agreements during the previous fiscal year. Management fees, salaries and wages decreased $87,166 from $369,890 to $282,724 as a result of the termination of an employment contract during the prior year. Professional fees decreased $66,567 from $161,010 to $94,443 as a result of lower legal fees during the current year. Rent, office maintenance and utilities decreased $20,595 from $51,447 to $30,852 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased $138,813 from $279,766 to $140,953 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased $24,174 from $43,116 to $18,942 as the Company was not working on any projects during the period that required extensive travel.

The Company also filed on SEDAR its annual reserves report for 2011 in the form referred to in Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”. Full copies of the reserves report are also available for download from the SEDAR website, www.sedar.com.

On behalf of the Company,
Richard L. McAdoo, CEO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com or AGORACOM cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.